Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

March 21, 2017

Re:	Innoviva, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Initially Filed March 13, 2017 by Sarissa Capital Domestic Fund LP et al.
(collectively, the “Filing Persons”)
File No. 000-30319 (as amended, the “Preliminary Proxy Statement”)

Dear Mr. Hindin:

On behalf of Sarissa Capital Domestic Fund LP (“Sarissa”) at al., set forth below is a response to the comment of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that was conveyed orally by the Staff to the undersigned on March 21, 2017. The Filing Persons respectfully submit to the Staff the following:

As the Company stated in its preliminary proxy statement, in choosing a peer group against which it references the compensation of its executives for 2016, “market capitalization was emphasized since it directly affects equity compensation values and is the relevant metric in terms of stockholder value managed by the executive team on behalf of stockholders.” The Company’s preliminary proxy statement also discloses that the peer group it selected includes companies with a range of market capitalization of $600 million to $5 billion, and that at the time of selection of the peer group, the Company’s market capitalization was approximately $2.1 billion. By developing a peer group where “market capitalization was emphasized”, as stated in the Company’s preliminary proxy statement, the Company largely ignores the limited nature of its operations and makes no direct comparison between the Company’s operations and those of companies within the peer group. For example, based on the most up to date public filings as of the date of this letter, the peer group had a median of 290 employees and approximately $66 million of selling, general and administrative (“SG&A”) expenses. Meanwhile, in 2016, the Company had 14 employees and had no sales or marketing activities (suggesting a less complex operation than its peers) and spent approximately $24.6 million of SG&A. Therefore, the peer group had a median of approximately 20 times more employees than the Company but the median SG&A expenses of the peer group were only approximately 2.68 times greater than that of the Company. Moreover, the Company’s current market capitalization is approximately $1.4 billion and therefore the Company’s selected peer group does not provide an adequate comparable for measuring the reasonableness of management’s compensation. In addition, based on a peer group established by ISS in its 2016 report, the Company’s CEO received total compensation that was nearly 20% greater than the median compensation of the ISS peer group.

With respect to board compensation, the Filing Persons note that 2015 median director compensation at the Company was approximately 60% higher than the compensation paid to directors of Theravance Biopharma, the entity which the Company spun-off only one year earlier in 2014. Notably, Theravance Biopharma markets and sells products, has its own salesforce, has an extensive research and development pipeline and had approximately 313 employees as of December 31, 2015.

In addition, as disclosed by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016

(the “10-K”), “for the foreseeable future, [the Company] will derive all of its royalty revenues from GSK [or GlaxoSmithKline] and its future success depends on GSK’s ability to successfully develop and commercialize the products in the respiratory programs partnered with GSK.” The Company further disclosed in the 10-K not only that “GSK is responsible for the development and commercialization [of these products]”, but also that “[the Company has] no control over GSK’s marketing and sales efforts.” With the foregoing in mind, the Company spent approximately $24.6 million in SG&A expenses in 2016 as per the 10-K. According to the Company’s preliminary proxy statement, in 2016, Innoviva paid its officers and directors total compensation of approximately $11.4 million. Based on conversations with the Company’s CEO, we understand that the Company spent in excess of $10 million, or over 40% of SG&A expenses, on travel and entertainment in connection with its efforts to advise GSK in its commercialization, marketing and sales efforts. In light of its public disclosures regarding its inability to control GSK’s operations, the Filing Persons do not believe the Company should spend over $10 million in an effort to optimize GSK’s commercial efforts. Moreover, based on the foregoing, more than 87% of aggregate SG&A expenses consist of compensation to directors and officers and travel and entertainment.

In light of the foregoing facts, the Filing Persons respectfully submit to the Staff that the Company has an excessive cost structure, particularly with respect to director and officer compensation.

If you have any questions regarding this letter, please contact the undersigned at (203) 302-2329.

Very truly yours,

/s/ Mark DiPaolo
Mark DiPaolo